AMENDMENT TO
SUBADVISORY AGREEMENT
Between
MONEY MANAGEMENT ADVISERS, INC.
And
BRADFORD & MARZEC, INC.

Effective April 30, 2002, the following amendments are hereby made to the Subadvisory Agreement dated December 28, 2001 by and between Money Management Advisers, Inc. (the "Adviser") and Bradford & Marzec, Inc. (the "Subadviser") ("Agreement").

1.         The name of the Fund, as that term is defined in the Agreement, shall be changed to The FBR Rushmore Fund, Inc.

2.         The name of the Fund's series as listed on Schedule A of the Agreement shall be changed to FBR U.S. Government Bond Portfolio.

Money Management Advisers, Inc.	Bradford & Marzec, Inc.
/s/ Webb C. Hayes, IV	/s/ Zelda Marzec
Webb C. Hayes, IV	Zelda Marzec
President	President

/s/ Edward T. Bradford
Edward T. Bradford
Secretary/Treasurer

Date: April 30, 2002